UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

SCHEDULE 13G
(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934
_____________________

Parnell Pharmaceuticals Holdings Ltd
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Q73622104
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)
____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□  Rule 13d-1(b)

□  Rule 13d-1(c)

☒  Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q73622104	13G

1		NAMES OF REPORTING PERSONS Robert T. Joseph
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 923,050
	6	SHARED VOTING POWER 44,764
	7	SOLE DISPOSITIVE POWER 923,050
	8	SHARED DISPOSITIVE POWER 44,764
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 967,814
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. Q73622104	13G

Item 1(a)	Name of Issuer:

Parnell Pharmaceuticals Holdings, Ltd

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia

Item 2(a)	Name of Person Filing:

Robert T. Joseph

Item 2(b)	Address of Principal Business office or, if none, Residence:

621 W 56th Street,
Kansas City, Missouri, 64112

Item 2(c)	Citizenship:

Australia

Item 2(d)	Title of Class of Securities:

Ordinary Shares

Item 2(e)	CUSIP No.:

Q73622104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

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CUSIP No. Q73622104	13G

Item 4	Ownership

(a) Amount beneficially owned:

967,814

Robert T. Joseph, as an individual, is the holder of nine hundred twenty-three thousand fifty (923,050) ordinary shares and holds sole dispositive and voting authority over such shares and forty-four thousand, seven hundred and sixty-four (44,764) ordinary shares (the “Holdings Shares”) are owned by R T Joseph Holdings Pty Ltd (a foreign entity, the equivalent of a United States corporation), as sole trustee of the Joseph Superannuation Fund (an Australian retirement fund for Mr. Joseph and his wife, Kate C. Joseph). Robert T. Joseph and his wife, Kate C. Joseph, and Brad R. McCarthy constitute all of the directors of R T Joseph Holdings Pty Ltd and thus share the right to direct the voting and disposition of the Holdings Shares. Neither Kate Joseph nor R. T. Joseph Holdings Pty Ltd are the beneficial owners of more than five percent (5%) of the issued and outstanding capital stock of the issuing corporation.

(b) Percent of class:

7.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote or to direct the vote:

923,050

(ii) Shared power to vote or to direct the vote:

44,764

(iii) Sole power to dispose or to direct the disposition of:

923,050

(iv) Shared power to dispose of or direct the disposition of:

44,764

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

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CUSIP No. Q73622104	13G

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 17, 2015

/s/Robert T. Joseph
Robert T. Joseph

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